KPMG LLP
Vaughan Metropolitan Centre
100 New Park Place
Suite 1400
Vaughan, ON Canada L4K 0J3
Telephone (905) 265-5900
Fax (905) 265-6390
www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Sangoma Technologies Corporation

We consent to the use of our report dated September 17, 2025 on the consolidated financial statements of Sangoma Technologies Corporation (the “Entity”) which comprise the consolidated statements of financial position as at June 30, 2025 and 2024, the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for for each of the years in the two-year period ended June 30, 2025, and the related notes (collectively the “consolidated financial statements”) which is included in the Annual Report on Form 40-F of the Entity for the fiscal year ended June 30, 2025.

We also consent to the incorporation by reference of such report in the Registration Statements (No. 333-270918) on Form S-3, and No. 333-274761 on Form S-8 of the Entity.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants
September 17, 2025
Vaughan, Canada